Consent of Independent Research Firm

Board of Directors
Lizhan Environmental Corporation:

We are an independent investment research firm. We consent to the use of a portion of our independent research report, namely the Leather goods and Accessories – A global Outlook, October 2009. The data to be used from the report is outlined in the page herewith.

/s/ Global Industry Analysts, Inc,
California, USA

August 24, 2010

Raghu Gopal

5645 Silver Creek Valley Road, Suite 200, San Jose, California 95138, USA
Phone: 408-528-9966, Fax: 408-528-9977, email: info@globind.com, URL: www.globind.com

INDUSTRY

Leather and synthetic leather

According to Global Industry Analysts (GIA), the global market for leather goods was estimated at $82 billion in 2008 and is projected to grow at 4.63% from 2008 to 2012, driven by the rising gross domestic product or GDP and a larger high networth individual population. Travel items and women’s bags account for 73.4% of global leather consumption in 2009. Demand for leather goods is high in recent years, as a result of an increase in business and holiday travels, increase in the proportion of women in the corporate world, the higher disposable income of women, fashion consciousness, and influx of innovative design and the affordable price of leather products. Women continue to purchase luxury items even when GDP growth rates are low, and they purchase more bags in a year currently than in the 1990s. Set out in the following graphs are the demand growth and the product breakdown of the global leather industry:

Global Demand for Leather Goods

Source: GIA 2009

Global Demand for Leather Goods by Product Segment

Source: GIA 2009

Leather is a durable and flexible material created via the tanning of putrescible animal rawhide and skin, primarily cattle hide. Leather production is a fairly complex process. The key stages of leather manufacture are: preparation of leather, leather tanning, and post-tannage Processing. The preparations phase is mainly aimed at the removal of unnecessary elements to leave the pure material which gives the leather its strength.

5645 Silver Creek Valley Road, Suite 200, San Jose, California 95138, USA
Phone: 408-528-9966, Fax: 408-528-9977, email: info@globind.com, URL: www.globind.com